February 10, 2020

VIA EDGAR

Mses. Effie Simpson, Theresa Brilliant and Susan Block and Mr. John Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Charlie's Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1, Filed January 22, 2020 File No. 333-232596

Ladies and Gentlemen:

This letter is submitted on behalf of Charlie’s Holdings, Inc. (the “Company”) in response to comments of the staff of the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on January 22, 2020 as set forth in your letter dated February 6, 2020 (the “Comment Letter”), addressed to Brandon Stump, Chief Executive Officer of the Company. The Company is filing Pre-Effective Amendment No. 4 to the Registration Statement (the “S-1/A No.4”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Amended Form S-1/A filed January 22, 2020

Prospectus Summary, page 2

1.
We note your response to our prior comment 1. Please reconcile your statement on the first page of your prospectus summary that you "expect the cost associated with the preparation and submission of these PTMAs will be approximately $.4 million" with your response to us that you intend to submit "three PMTAs before the expiration of the grace period, at an expected aggregate expense of approximately $4.44 million."

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has reconciled the two statements referenced in the Staff’s comment by revising the disclosure on pages 2 and 41 of the prospectus contained within the S-1/A No. 4 to disclose that the Company expects the cost associated with the preparation and submission of the contemplated premarket tobacco product applications (“PMTAs”) will be approximately $4.4 million.

Risk Factors
Our Amended and Restated Bylaws designate courts within the state of Nevada as the sole and exclusive forum. . . page 18

2.
We note your response to our prior comment 3. Please revise to clarify your understanding that federal and state courts have concurrent jurisdiction over claims arising under the Securities Act. Your current disclosure suggests that your exclusive forum provision would not apply to Securities Act claims because federal courts have exclusive jurisdiction over Securities Act claims. In making any revision continue to state whether your exclusive forum provision would apply to Securities Act claims.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the applicable disclosure in the prospectus on pages 18 and 83 of the S-1/A No. 4 to disclose that the Company does not believe that the exclusive forum provision in the Company’s Amended and Restated Bylaws would apply to suits brought to enforce any duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction, and that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (619) 272-7063.

Very truly yours,

/s/ Jessica R. Sudweeks
Jessica R. Sudweeks
Partner
Disclosure Law Group, a Professional Corporation

cc:	Mr. Brandon Stump Chief Executive Officer Charlie’s Holdings, Inc. Mr. David Allen Chief Financial Officer Charlie’s Holdings, Inc